701 George Washington Highway Lincoln, RI 02865 Tel.: (401) 333-0610 Fax: (401) 333-0659 jnewmin@aol.com	W. Gerald Newmin Co-Chairman & Chief Executive Officer

May 27, 2005

Mr. Alan Morris Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Reference:	Registration Statement on Form SB-2 File No. 333-118170 Post Effective Amendment

Dear Mr. Morris:

Pursuant to the provision of Rule 477 of Regulation C of the Securities Act of 1933, as amended, MultiCell Technologies, Inc. hereby requests that its Amendment to its Form SB-2 Registration Statement filed with the SEC on May 6, 2005 be withdrawn (File #: 333-118170).

The Amendment is being withdrawn for the reason that it was filed with the incorrect tag number. The SB-2 Registration Statement has been refilled with the correct tag number on May 23, 2005 (File # 333-118170)

Sincerely,

W. Gerald Newmin Co-Chairman and Chief Executive Officer